[Letterhead of Troy & Gould Professional Corporation]
1801 Century Park East
16th Floor
Los Angeles, California 90067

November 15, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Daniel F. Duchovny

Re:	Knight Fuller, Inc.
Schedule 14f-1 filed August 25, 2005
File No. 005-80097

Gentlemen:

          We have served as counsel to Knight Fuller, Inc. in connection with the above-referenced filing.

          Concurrently with the delivery of this letter, Knight Fuller, Inc. is filing with the Commission a Supplement dated November 2005 (the “Supplement”) to its definitive Information Statement referred to above (the “Information Statement”). The Supplement, along with the information in this letter, responds to the Commission Staff’s September 8, 2005 comment letter regarding the Information Statement.

          Set forth below are excerpts from the Staff’s comment letter, followed by Knight Fuller’s responses:

Information regarding the change in composition of the board of directors, page 1

Comment:

1.          Please revise your disclosure on page 3 to describe the business experience of each of your four directors and officers during the last five years. Refer to Item 401(a) of Regulation S-B for additional guidance.

Response:

The Supplement, at page 2, contains revised versions of the biographies of our four officers and directors that include additional details regarding their business experience over the past five years in accordance with Item 401(a) of Regulation S-B.

Comment:	2. Please provide the disclosure required by Item 7(d), (f) and (h) of Schedule 14A and by Item 401(e) of Regulation S-B.

Response:	Page 3 of the Supplement sets forth the information called for by Items 7(d), (f) and (h) of Schedule 14A and by Item 401(e) of Regulation S-B.

Securities and Exchange Commission
November 15, 2005

Executive Compensation, page 4

Comment:	3. Please provide the information required by Item 402 of Regulation S-B with respect to the compensation of your four executive officers for their service with CenterStaging.

Response:	Pages 3 and 4 of the Supplement set forth the information called for by Item 402 of Regulation S-B in this regard.

          On behalf of Knight Fuller, please be advised that, in connection with the filing of the Information Statement and the Supplement, Knight Fuller acknowledges that:

•	Knight Fuller is responsible for the adequacy and accuracy of the disclosures in the Information Statement, as supplemented by the Supplement;

•

Staff comments or changes to disclosure in response to Staff comments in Knight Fuller’s filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Knight Fuller may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

          We trust the Supplement and this letter are responsive to the Staff’s comment letter. If you have any further comments or questions regarding the Supplement or the information in this letter, please contact the undersigned at (310) 553-4441.

Very truly yours,

Dale E. Short

DES/tms

cc:	Howard Livingston (Knight Fuller, Inc.)
Alan B. Spatz, Esq.